THE BANK OF NEW YORK MELLON

One Wall Street

New York, N.Y. 10286

January 6, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Continental Coal Limited
Request for Withdrawal of Registration Statement on Form F-6
File No. 333-164038

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Bank of New York Mellon, a New York banking corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-6 (File No. 333-164038), together with all exhibits thereto (collectively, the “Original Registration Statement”), that was filed with the Commission on December 28, 2009.

The Company intended that the Original Registration Statement become immediately effective upon filing pursuant to Rule 466; however, an unintentional printer error resulted in the Original Registration Statement being filed with the incorrect submission type “F-6” instead of “F-6EF.” In order to obtain immediate effectiveness, the Company was advised by Katie Nix at the Commission to re-file its Registration Statement with the correct submission type and submit an application for withdrawal of the Original Registration Statement. Accordingly, the Company re-filed its Registration Statement on Form F-6 (File No. 333-164055) on December 29, 2009 and is requesting the withdrawal of the Original Registration Statement.

The Company confirms that no securities have been sold pursuant to the Original Registration Statement.

Please feel free to contact Jacqueline Tang (212.878.3490) or Jennifer Hua (212.878.3103) at Clifford Chance US LLP if you have any questions. Many thanks for your assistance with this matter.

Sincerely,

/s/ Joanne F. Di Giovanni
Joanne F. Di Giovanni Vice President